UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-39803

Meiwu Technology Co. Ltd.

(Translation of registrant’s name into English)

1602, Building C, Shenye Century Industry

No. 743 Zhoushi Road, Bao’an District

Shenzhen, People’s Republic of China

Telephone: +86-755-85250400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure and Appointment of Certain Officer

On November 23, 2022, Ms. Junjun Li tendered her resignation as the Chief Financial Officer (“CFO”) of Meiwu Technology Company Limited (the “Company”) with immediate effect. Ms. Li’s decision to resign was not a result of any disagreements with the Company on any matter related to the operations, policies, or practices of the Company.

Effective on November 23, 2022, the board of directors of the Company appointed Ms. Qian Zhang as the new CFO of the Company to fill the vacancy created by Ms. Li’s resignation. The biographical information of Ms. Zhang is set forth below.

Ms. Qian Zhang, has served as the chief financial officer of Zhongming Investment Group (Shenzhen) Co., Ltd since June 2020. From January 2019 to June 2020, Ms. Zhang was the financial controller of Shenzhen Wanqilian Financial Services Co., Ltd. Ms. Zhang was the financial controller of Shenzhen Tengyuan Fund Sales Co., Ltd. from January 2015 until December 2018. Ms. Zhang earned a Master degree of business administration from MAHSA University in 2008.

Ms. Qian Zhang does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Ms. Qian Zhang also entered into an employment agreement (the “Employment Agreement”) with the Company, which establishes other terms and conditions governing her service to the Company. The Employment Agreement is qualified in its entirety by reference to the complete text of the Employment Agreement, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Number	Description of Exhibit

10.1	Employment Agreement, dated November 23, 2022 by and between the Company and Qian Zhang

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Meiwu Technology Co. Ltd.

By:	/s/ Xinliang Zhang
Xinliang Zhang
Chief Executive Officer

Date: November 25, 2022